UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                   SEC FILE NUMBER
                                                   0-50894
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                                                   CUSIP NUMBER
                                                   95828P 10 4
                                                   =============================

(Check One): |_| Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-QSB |X|
 |_| Form N-SAR
For Period Ended:  March 31, 2007
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|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION


FIRSTPLUS Financial Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

5100 N. O'Connor Boulevard, 6th Floor
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Address of Principal Executive Office (Street and Number)

Irving, Texas  75039
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject  annual  report,  semi-annual  report,  transition report on Form 10-KSB, 20-F, 11-K, or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      Primarily due to lack of funds, the registrant had for the most part been in a dormant capacity from 1999 to 2006. During 2006, the registrant began analyzing an opportunity to enter the "Buy-Here Pay-Here" auto finance industry. Based on this analysis, the registrant determined to make a concerted effort to enter this business, initially focusing on the Dallas and Fort Worth, Texas market. In November 2006, the registrant formed Ole Auto Group, Inc. in order to carry out this activity. In November 2006, the registrant acquired a pool of motor vehicle retail installment sale contracts and security agreements. The registrant opened three sales and finance lots in the Dallas-Fort Worth area during the three months ended March 31, 2007. The registrant has one officer with responsibilities and access to information necessary to the registrant's accounting functions, and the integration of the Buy-Here Pay-Here operations into the registrant has required the attention of such officer and has caused the registrant to experience delays in the preparation of its Quarterly Report on Form 10-QSB. The registrant has begun the process of identifying candidates to assist in its accounting and financial reporting functions, but there can be no assurance of when or if an appropriate candidate will be identified and hired. As a result, the registrant's Form 10-QSB could not be completed in time. The registrant intends to file its Form 10-QSB within the prescribed period allowed by the rules relating to Form 12b-25.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

  James Roundtree               (214)                   496-1266
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       (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes |X| No |_|


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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment I to this Form 12b-25.
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                         FIRSTPLUS Financial Group, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 16, 2007                                By:/s/ James Roundtree
       ---------------------                            ------------------------
                                                         James Roundtree
                                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                  Attachment I

      Primarily due to lack of funds, the registrant had for the most part been in a dormant capacity from 1999 to 2006. During 2006, the registrant began analyzing an opportunity to enter the "Buy-Here Pay-Here" auto finance industry. Based on this analysis, the registrant determined to make a concerted effort to enter this business, initially focusing on the Dallas and Fort Worth, Texas market. In November 2006, the registrant formed Ole Auto Group, Inc. ("Ole") in order to carry out this activity. In November 2006, the registrant acquired a pool of motor vehicle retail installment sale contracts and security agreements. The registrant opened three sales and finance lots in the Dallas-Fort Worth area during the three months ended March 31, 2007. As a result, the registrant expects to report revenues of approximately $1.4 million for the three months ended March 31, 2007 as compared to no revenues for the three months ended March 31, 2006. The registrant also expect to report a net loss of approximately $81,000 for the three months ended March 31, 2007 as compared to a net loss of approximately $249,000 for the three months ended March 31, 2006.